Exhibit 13

Grown Rogue Reports 5th Consecutive Quarter of Positive Adjusted

Pro-Forma EBITDA, Record Pro-Forma Revenue of $2M, and Record

73% Cash Margin

Medford, Oregon, April 5, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan reports a record quarterly cash margin2 of 73%, helping to drive the 5th consecutive quarter of positive adjusted pro-forma EBITDA1,3 of $0.2M for the three months ended January 31, 2021. The Company also had it largest pro-forma revenue3 in Company history in Q1 2020, despite the first quarter being the most challenging due to industry seasonality.

All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Financial and Business Highlights

●	Record pro-forma revenue[3] of $2.0M

●	5th consecutive quarter of positive Adjusted pro-forma EBITDA[1,3] of $0.2M

●	Record Cash Margin of 73% in Q1 2021 for Oregon flower production

●	Successfully launched our Certified Fresh Nitrogen Sealed Jars in the Michigan market, obtaining rapid market acceptance and reorders now accounting for approximately 30% of sales in Michigan

●	During and subsequent to quarter-end, raised gross debt and equity (brokered and non-brokered private equity placements) proceeds of CAD$7.6M

●	Started construction to add 40% additional capacity at current Oregon indoor facility and subsequent to quarter end completed construction

●	Subsequent to quarter-end executed an asset purchase agreement to acquire a turn-key 30,000 square foot indoor growing facility in Medford, Oregon and a retail dispensary in Portland, Oregon from HSCP, LLC, a subsidiary of Acreage Holdings Inc.

“Grown Rogue continues to build upon its success with a record quarter for both cash margin and pro-forma revenue, including our 5th consecutive quarter of positive adjusted pro-forma EBITDA to begin 2021,” said Obie Strickler, CEO of Grown Rogue. “Our focused goal remains to efficiently and consistently produce high-quality and low-cost flower, maintain excellent customer relationships and meet the demand of our consumers. With our recent acquisitions and financings, we are well poised for a year of growth and profitability in 2021.”

Management Commentary

Beginning its third year as a publicly traded company, Grown Rogue continued to leverage its simplified business model, resulting in its 5th consecutive quarter of positive Adjusted Pro-Forma EBITDA1,3, improvements and opportunities to scale up production through expansion of existing facilities and acquisitions of new assets. These improvements have led to a record quarter of pro-forma Revenue3 of $2.0M even during the slowest quarter of our fiscal year. Consistent cash margins2 of near 70%, coupled with the ability to retrofit and implement proven cultivation methods, bodes well for Grown Rogue’s continued strategy and growth.

Highlights by State

Oregon Operations

●	Grown Rogue Indoor flower sold at an average price of $1,361/lb., versus $1,034/lb. in 2020, an increase of over 30% which resulted in a 66% cash margin[2]

●	Grown Rogue Sungrown flower sold at an average price of $705/lb., versus $681/lb in 2020, an increase of 3% and resulting in a 75% cash margin[2]

●	More than doubled indoor growing capacity with the acquisition (pending regulatory approval) of a turn-key 30,000 square foot facility. First harvest from this facility is expected in May

Michigan Operations (of our partner Golden Harvests, LLC in which a subsidiary of the Company holds an indirect option to acquire 60% equity interest in Golden Harvests, LLC, pending Municipal and State regulatory approval)

●	Pro-forma[3] Revenues of approximately $0.95M, with average selling price exceeding $3k per pound

●	Launched our branded, Certified Fresh Nitrogen Sealed Jars in December quickly gaining market traction. Early results over the last several months showing jars representing approximately one-third of sales and commanding $500-$1000/lb more than bulk sales

●	Construction continued to maximize output from the 80,000 square foot facility. 25,000 square feet are now under cultivation with another 20,000 square feet expected to be online by December 2021

●	Currently operating 2 Adult Use Producer Licenses and 2 Medical Producer Licenses, bringing total plant count capacity to 7,000. The application processes have been started for 4 additional licenses

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(Dollars in $000s, share amounts in 000s)

Three Months Ended January 31,	2021	2020
Reported Revenue	$1,051	1,106
Gross profit, excluding fair value items, as reported	$578	585
Proforma Revenue[3]	$2,001	1,670
Adjusted EBITDA[1] (loss)	$(22)	(5)
Net loss per share	$(0.01)	(0.00)
Weighted Common Shares Outstanding	108,038	72,563

Grown Rogue maintained revenue at $1.1M, comparable to 2020 results.

Pro Forma Adjusted EBITDA1,3 was $0.2M as compared to $0.1M in Q1 2020, driven by increasing sales in Michigan and continued improvements in margin.

Cash Margin for Grown Rogue products2 increased to 73% from 60% in Q1 2020, driven by operational efficiencies and improved pricing.

General and administrative expenses climbed modestly from $670k to $750k, driven in part by increased corporate costs associated with business expansion, as well as higher salaries from recent hires in skilled positions.

The Company generated $123k of cash from operations versus $150k in 2020, with net working capital continuing to improve, after adjusting for the reclassification of convertible debentures from long-term to short-term. The Company anticipates that the remaining debentures will either be converted or retired in the second quarter, using money raised from the private placements.

	Three months ended
	January 31,
Adjusted EBITDA Reconciliation	2021	2020
Net loss, as reported	$(995,789)	$(233,187)
Add back realized fair value amounts included in inventory sold	173,598	632,630
Add back (deduct) unrealized fair value gain (loss) on growth of biological assets	124,311	(701,559)
Add back amortization of property & equipment included in cost of sales	136,072	45,397
	$(561,808)	$(256,719)
Add back accretion expense, as reported	248,357	68,210
Add back amortization of intangible assets, as reported	4,997	7,659
Add back amortization of property and equipment, as reported	124,381	49,677
Add back amortization of right-of-use assets, as reported	48,605	35,822
Add back share-based compensation expense, as reported	88,438
Add back interest expense, as reported	8,527	90,514
Deduct unrealized gain on marketable securities, as reported	(302,808)	-
Add back unrealized loss on derivative liability	319,627	-
Adjusted EBITDA (loss)	$(21,684)	$(4,837)

	Three months ended
	January 31, 2021
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	874,824	237,719	73%
Third party products	-	-	--
Service revenues	176,361	84,153	52%
Asset depreciation included in COGS	-	136,072	--
Cost of packaging & other included in COGS	-	15,142	--
Total costs of finished cannabis inventory sold, as reported	1,051,185	473,086	55%
Realized fair value amounts in inventory sold, as reported	--	173,598	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	124,311	--
Totals, as reported	1,051,185	770,995	27%

NOTES:

1.

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.

The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020 for the Company and target companies.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100